AM 3-8-05

AM 32-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| Expires: October 31, 2004 |
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05036714

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48480 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inland National Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 South Main St
(No. and Street)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

Minot (City) ND (State) 58702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Theusch 701-852-1640
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz, and Associates, P.C.
(Name - *if individual, state last, first, middle name*)

24 West Central (Address) Minot (City) ND (State) 58702 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2005
WASH, D.C. 202

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Keith Theusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland National Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

SHARI OLSON
Notary Public
State of North Dakota
My Commission Expires Apr. 29, 2010

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (N/A)
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (N/A)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.(N/A)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.(N/A)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INLAND NATIONAL SECURITIES, INC.

MINOT, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2004 AND 2003

AND

INDEPENDENT AUDITOR'S REPORT

**INLAND NATIONAL SECURITIES, INC.**
TABLE OF CONTENTS

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Inland National Securities, Inc. (an S corporation) as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material repects, the financial position of Inland National Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 18, 2005



BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 · Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

**INLAND NATIONAL SECURITIES, INC.**
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

## ASSETS

| | 2004 | 2003 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 165,150 | $ 77,614 |
| Accounts receivable | 12,999 | 52,695 |
| Other current assets | 250 | 3,136 |
| Total current assets | $ 178,399 | $ 133,445 |
| PROPERTY AND EQUIPMENT | $ 293,492 | 293,492 |
| Less accumulated depreciation | 216,626 | 205,783 |
| Net property and equipment | $ 76,866 | $ 87,709 |
| OTHER ASSETS | | |
| Other investments | $ 23,723 | $ 24,963 |
| TOTAL ASSETS | $ 278,988 | $ 246,117 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2004 | 2003 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Commissions payable | $ 7,799 | $ 14,798 |
| Other current liabilities | 1,202 | 34,874 |
| Security deposits | 2,492 | 1,807 |
| Total current liabilities | $ 11,493 | $ 51,479 |
| STOCKHOLDER'S EQUITY | | |
| Common stock – 2000 shares of no par value stock authorized, 2000 shares outstanding December 31, 2004 and December 31, 2003 | $ 200,000 | $ 200,000 |
| Retained Earnings (accumulated deficit) | 67,495 | (5,362) |
| Total stockholder's equity | $ 267,495 | $ 194,638 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 278,988 | $ 246,117 |

SEE NOTES TO THE FINANCIAL STATEMENTS

**INLAND NATIONAL SECURITIES, INC.**
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED December 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| EARNED REVENUES | $ 1,256,785 | $ 1,537,742 |
| DIRECT COST OF EARNED REVENUES | 863,440 | 952,196 |
| GROSS PROFIT | $ 393,345 | $ 585,546 |
| OTHER INCOME | | |
| Real estate income | $ 21,177 | 18,104 |
| Loss on the sale of investments | (825) | (825) |
| Investment income | 1,054 | 1,031 |
| Miscellaneous | 0 | 4,465 |
| Total other income | $ 21,406 | $ 22,775 |
| GROSS PROFIT AND OTHER INCOME | $ 414,751 | $ 608,321 |
| GENERAL AND ADMINISTRATIVE EXPENSES | | |
| Office salaries | $ 108,982 | $ 89,342 |
| Payroll taxes | 26,274 | 26,814 |
| Travel, registration and dues | 7,511 | 5,917 |
| Real estate tax and insurance | 26,142 | 18,374 |
| Depreciation | 10,843 | 12,238 |
| Repairs and maintenance | 5,841 | 4,808 |
| Office supplies | 8,270 | 7,739 |
| Telephone and rent | 18,184 | 16,335 |
| Legal and accounting | 5,820 | 5,720 |
| Advertising | 4,830 | 3,618 |
| Retirement Plan | 14,385 | 14,711 |
| Other operating expenses | 4,812 | 5,047 |
| Total expenses | $ 241,894 | $ 210,663 |
| NET INCOME | $ 172,857 | $ 397,658 |

SEE NOTES TO THE FINANCIAL STATEMENTS

**INLAND NATIONAL SECURITIES, INC.**
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | Capital Stock | Retained Earnings (Deficit) | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|
| BALANCE, JANUARY 1, 2003 | $ 200,000 | $ 96,980 | $ (10,492) | $ 286,488 |
| Net Income | 0 | 397,658 | 0 | 397,658 |
| Stock redemption – 150 shares | 0 | 0 | (28,258) | (28,258) |
| Stock reissued – 198 shares | 0 | 0 | 38,750 | 38,750 |
| Distributions | 0 | (500,000) | 0 | (500,000) |
| BALANCE, DECEMBER 31, 2003 | $ 200,000 | $ (5,362) | $ 0 | $ 194,638 |
| Net Income | 0 | 172,857 | 0 | 172,857 |
| Stock redemption – 25 shares | 0 | 0 | (3,997) | (3,997) |
| Stock reissued – 25 shares | 0 | 0 | 3,997 | 3,997 |
| Distributions | 0 | (100,000) | 0 | (100,000) |
| BALANCE, DECEMBER 31, 2004 | $ 200,000 | $ 67,495 | $ 0 | $ 267,495 |

SEE NOTES TO THE FINANCIAL STATEMENTS

**INLAND NATIONAL SECURITIES, INC.**
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

| | | 2004 | | 2003 |
|---|---|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES | | | | |
| Net Income | $ | 172,857 | $ | 397,658 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | | |
| Depreciation | | 10,843 | | 12,238 |
| Loss on securities | | 825 | | 825 |
| Patronage refunds received as an investment | | 415 | | (1,707) |
| Effects on operating cash flows due to changes in: | | | | |
| Accounts receivable | | 39,696 | | (49,604) |
| Other assets | | 2,886 | | (2,634) |
| Accounts payable | | (6,235) | | 12,943 |
| Other current liabilities | | (34,436) | | 12,514 |
| Security deposits | | 685 | | (65) |
| Net cash provided by operating activities | $ | 187,536 | $ | 382,168 |
| CASH FLOW FROM INVESTING ACTIVITIES | | | | |
| Purchase of property and equipment | $ | 0 | $ | (6,775) |
| CASH FLOW FROM FINANCING ACTIVITIES | | | | |
| Purchase of treasury stock | $ | (3,997) | $ | (28,258) |
| Proceeds from reissuance of treasury stock | | 3,997 | | 38,750 |
| Distributions | | (100,000) | | (500,000) |
| Net cash used by financing activities | $ | (100,000) | $ | (489,508) |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | $ | 87,536 | | (114,115) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 77,614 | | 191,729 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 165,150 | $ | 77,614 |

SEE NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

**Nature of Operations** – The Company operates as a broker/dealer providing a range of investment products and services including various stocks, bonds and mutual funds. The majority of the Company's revenues are generated from sales to residents of North Dakota. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Basis of Accounting** – Commission revenue and commission expense are recognized on a trade date basis.

**Cash and Cash Equivalents** – The Company considers temporary, highly liquid investments to be cash equivalents.

**Accounts/commissions receivable** – Management believes all of its receivables are collectible. The Company has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Property and equipment** is stated at cost less accumulated depreciation computed on the accelerated and straight-line methods. The estimated useful life of the Company's fixed assets are as follows:

| | |
|---|---|
| Office equipment and fixtures | 5 – 7 years |
| Building and improvements | 19 – 39 years |

**Investments** – The Company's investments consist of a limited partnership unit, member interest in a Limited Liability Company, a patronage investment in a local cooperative, and a stock warrant offering. None of these investments have a readily determinable markets. All of these investments are accounted for under the cost method of accounting.

NOTE 2 - **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents at December 31, 2004 and 2003 consist of the following:

| Account | Current Interest Rate | 2004 | 2003 |
|---|---|---|---|
| First Western Bank | 1.50% | $ 102,831 | $ 15,750 |
| Southwest Securities Money Market | 1.18% | 10,200 | 10,144 |
| Oppenheimer Money Market | 1.52% | 52,119 | 51,720 |
| Total cash and cash equivalents | | $ 165,150 | $ 77,614 |

The Company maintains accounts at First Western Bank, Southwest Securities, and at Oppenheimer Funds. The accounts maintained at First Western Bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The accounts at Southwest Securities and Oppenheimer are insured by the Securities Investor Protection Corporation (SIPC). SIPC insures cash and investment accounts up to $500,000 with a maximum cash account insurance limit of $100,000. Money market accounts are considered investment accounts for SIPC coverage.

The Company has a concentration of credit risk for cash deposits at First Western Bank and Trust. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from that risk totaled $18,949 and $0 as of December 31, 2004 and 2003, respectively.

NOTE 3 - **PROPERTY AND EQUIPMENT**

Details pertaining to property and equipment and accumulated depreciation as of December 31, 2004 and 2003 are as follows:

| | Cost | Accumulated Depreciation | Cost Less Accumulated Depreciation |
|---|---|---|---|
| 2004 | | | |
| Land | $ 33,023 | $ 0 | $ 33,023 |
| Building and improvements | 196,477 | 163,111 | 33,366 |
| Fixtures and equipment | 63,992 | 53,515 | 10,477 |
| | $ 293,492 | $ 216,626 | $ 76,866 |
| 2003 | | | |
| Land | $ 33,023 | $ 0 | $ 33,023 |
| Building and improvements | 196,477 | 155,778 | 40,699 |
| Fixtures and equipment | 63,992 | 50,005 | 13,987 |
| | $ 293,492 | $ 205,783 | $ 87,709 |

NOTE 4 - **INVESTMENTS**

The Company has invested $10,000 in Polaris Limited Partnership. The partnership consists of a 48-unit low-income apartment complex in Minot, North Dakota. Due to the lack of a readily determinable market and the Company's small ownership percentage, this investment is carried at the Company's original cost.

The Company purchased 300 NASD's warrants on June 28, 2000 for $3,300. These warrants can be exercised into a total of 1,200 shares. The options can be exercised in the time line stated below. In 2004 the second set of options expired resulting in the recognition of a loss of $825.

| Maximum number of shares that can be exercised at one time | Exercise start date | Exercise end date | Exercise prices |
|---|---|---|---|
| 300 | June 28, 2004 | June 27, 2005 | $15 |
| 300 | June 28, 2005 | June 27, 2006 | $16 |

In 2000, the Company entered into an agreement to become the management member of Dakota Payphone, LLC. The original amount of this investment was $6,000. Due to the lack of a readily determinable market and the company's small ownership percentage, this investment is carried at the Company's original cost.

Inland National Securities receives patronage credits from investment in a local cooperative. The total cost of the patronage investment as of the December 31, 2004 was $6,073. This investment is recorded at cost plus the face value of equities to be received as patronage refunds in future years. The face value of equities redeemed by the cooperative is deducted from the investment balance. The investment is redeemed at the discretion of the cooperative. Patronage refunds and redemptions are recorded in the year they are received.

NOTE 5 - **CONCENTRATION OF CREDIT RISK AND RELATED PARTY**

Approximately 75% (2004) and 68% (2003) of the Company's earned revenues were generated from commissions and management fee associated with the sale of the primary shares of Dakota Payphone, LLC. Inland National Securities Inc. is the managing member of the Dakota Payphone, LLC. Commissions due from Dakota Payphone as of December 31, 2004 and 2003 were $0 and $26,000 respectively.

NOTE 6 – **INCOME TAXES**

The Company has elected to be taxed as an "S" Corporation for federal and state income tax purposes. Income or loss from the Company is passed through to the stockholders and taxed at the individual level. Therefore, no provision or liability for federal and state income taxes is reflected in the financial statements.

NOTE 7 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2004 and 2003, the Company had the following net capital:

| | December 31 | |
|---|---|---|
| | 2004 | 2003 |
| Net Capital | $ 155,414 | $ 75,460 |
| Excess Net Capital (Minimum requirement of 5,000) | $ 150,414 | $ 70,460 |
| Aggregate Indebtedness to Net Capital Ratio | .07 to 1 | .68 to 1 |

NOTE 8 – **RETIREMENT PLAN**

During 1997, the Company established a savings incentive match plan for employees of small employers (SIMPLE). Under the terms of the plan, the Company must provide a matching contribution for each eligible employee. The Company must match employee's contribution dollar for dollar up to a maximum of 3% of the employee's wages. Total retirement plan expense for the years ended December 31, 2004 and 2003 was $14,385 and $14,711, respectively.

NOTE 9 – **ADVERTISING COSTS**

Advertising costs, which were expensed as incurred, totaled $4,830 and $3,618 for the years ended December 31, 2004 and 2003, respectively.

# SUPPLEMENTARY INFORMATION

**INLAND NATIONAL SECURITIES, INC.**
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004 AND 2003

| | 2004 | 2003 |
|---|---|---|
| NET CAPI TAL | | |
| Total stockholder's equity | $ 267,495 | $ 194,638 |
| Less non-allowable assets: | | |
| Other current assets/receivables | (250) | (5,328) |
| Fixed assets | (76,866) | (87,709) |
| Clearing deposit | (10,200) | (144) |
| Other investments | (23,723) | (24,963) |
| Haircuts on securities | (1,042) | (1,034) |
| Net capital | $ 155,414 | $ 75,460 |
| AGGREGATE INDEBTEDNESS | | |
| Commissions payable | $ 7,799 | $ 14,798 |
| Other current liabilities | 1,202 | 34,874 |
| Security deposits | 2,492 | 1,807 |
| Total aggregate indebtedness | $ 11,493 | $ 51,479 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital requirements | $ 5,000 | $ 5,000 |
| Excess net capital at 1500% | $ 154,648 | $ 72,028 |
| Excess net capital at 1000% | $ 154,265 | $ 70,312 |
| Ratio: Aggregate indebtedness to net capital | .07 to 1 | .68 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004 and 2003) | | |
| Net capital, as reported in Company's Part II (Unaudited) FOCUS report | $ 150,779 | $ 62,986 |
| Net audit adjustments to allowable assets and indebtedness | 4,635 | 12,474 |
| Net capital per above | $ 155,414 | $ 75,460 |

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $5,000.
2. Excess net capital figures at 1500% and 1000% are based on the following calculated minimum net capital requirements:

| | 1,500% | 1,000% |
|---|---|---|
| December 31, 2004 | $ 766 | $ 1,149 |
| December 31, 2003 | $ 3,432 | $ 5,148 |

**INLAND NATIONAL SECURITIES, INC.**
SCHEDULE II
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2004 AND 2003

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15C3-3

Board of Directors
Inland National Securities, Inc.
Minot, North Dakota 58701

In planning and performing our audits of the financial statements and supplemental schedules of Inland National Securities, Inc. (the Company), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities of safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC. RULE 17A-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC. RULE 15C3-3 *(CONTINUED)*

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ, & ASSOCAITES, P.C.

January 18, 2005